UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)


                            HYDRON TECHNOLOGIES, INC.
                            -------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)



                                 449020-10-6000
                                 --------------
                                 (CUSIP Number)


Richard Banakus                          William A. Fagot
82 Verissimo Drive                       Hydron Technologies, Inc.
Novato, California 94947                 2201 West Sample Road, Bldg 9, Suite 7B
(415) 897-9167                           Pompano Beach, FL 33073
                                         (954) 861-6400
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 August 6, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


In the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

CUSIP NO. 449020-10-6000
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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS RICHARD BANAKUS (SOCIAL SECURITY NO. ###-##-####)

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
         -----------------------------------------------------------------------

         -----------------------------------------------------------------------
                                                                     (b)   [ ]
         -----------------------------------------------------------------------

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   3     SEC USE ONLY


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   4     SOURCE OF FUNDS*
         PF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
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                                        7    SOLE VOTING POWER        3,088,500
              NUMBER OF                      (see items 3 and 5)
               SHARES                  -----------------------------------------
            BENEFICIALLY
              OWNED BY                  8    SHARED VOTING POWER              0
                EACH                   -----------------------------------------
              REPORTING                 9    SOLE DISPOSITIVE POWER   3,088,500
               PERSON                        (see items 3 and 5)
                WITH                   -----------------------------------------

                                        10   SHARED DISPOSITIVE POWER         0
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (see items 3 and 5)                                          3,088,500
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         (see items 3 and 5)                                              36.1%
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  14     TYPE OF REPORTING PERSON*
                                                                            IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

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

Item 1.  Security and Issuer

This Amendment No. 4 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D (originally filed on January 13, 1998), relating to the event date of August 6, 2003 (as so amended and supplemented, the "Schedule13D") by the Reporting Person relating to the common stock, par value $.01 per share (the "Common Stock") of Hydron Technologies, Inc., a New York corporation (the "Issuer"). The address of the principal executive office of the Issuer is 2201 West Sample Road, Building 9, Suite 7B, Pompano Beach, Florida 33073.

Item 3.  Source and Amount of Funds and Other Consideration

Item 3 of the Schedule 13D is hereby amended to add new paragraphs at the end thereof as follows:

The Reporting Person provided $100,000 of personal funds as an interim loans (Bridge Loan) for Company operations until the Company can arrange for financing the development of its tissue oxygenation technology. The non-interest bearing Bridge Loan is an unsecured debt obligation convertible into shares of common stock of the Company at any time at the election of the holder on or after the maturity date of the Bridge Loan, together with a right to purchase 125,000 shares of Common Stock (Warrants). The loans mature when financing is obtained or in six months which ever occurs first

Item 4.  Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

The Reporting Person acquired the Warrants for purposes of investment. The Bridge Loan was made for purposes of investment and any shares of common stock acquired upon conversion of the Bridge Loan will be acquired for investment. The Reporting Person may acquire additional shares of Common Stock, from time to time, in open market transactions or in privately negotiated transactions, or through the exercise of options, warrants, or other derivative securities. The Reporting Person may also sell shares of Common Stock based on market conditions and other conditions, which the Reporting Person may deem relevant.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add a new paragraph at the end to read as follows:

Following completion of the loan, the Reporting Person owned 1,590,000 shares of the 7,050,136 outstanding shares of common stock of the Issuer, (approximately 22.6% of the total outstanding shares) and had the right to acquire an additional 1,498,500 shares, including 125,000 shares subject to the option included in the Warrants, bringing the Reporting Person's beneficial ownership of shares to 3,088,500 shares (approximately 36.1%).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person, Chairman of the Board and CEO of the Issuer, provided $100,000 of interim loans (Bridge Loan) for Company operations until the Company can arrange for financing the development of its tissue oxygenation technology. The non-interest bearing Bridge Loan is an unsecured debt obligation convertible into shares of common stock of the Company together with a right to purchase 125,000 shares of Common Stock (Warrants). The loans mature when financing is obtained or in six months which ever occurs first. The exercise price of the Warrants shall be the lower of the offering price of the financing or $0.67.

If the loans are not repaid when mature, the loans will automatically convert to "on demand" obligations at a Prime interest rate. The holder may covert the loans into shares of Common Stock at a conversion price of $0.XX at any time after the maturity date. A copy of the Bridge Loan Term Sheet is filed as Exhibit A hereto and incorporated herein and made a part hereof. The foregoing description of the Bridge Loan is qualified in its entirety by reference to the copy of the Bridge Loan Term Sheet attached hereto and incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits

Description of Exhibit                                               Exhibit No.
----------------------                                               -----------
Bridge Loan Term Sheet incorporated in the minutes
of the Board of Directors Meeting, dated August 4, 2003                   A

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

                                   SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2003



/s/ RICHARD BANAKUS
-----------------------------
Richard Banakus

                                  EXHIBIT INDEX


Description of Exhibit                                    Exhibit No.   Page No.
----------------------                                    -----------   --------

Bridge Loan Term Sheet incorporated in the minutes
of the Board of Directors Meeting, dated August 4, 2003        A            6

                            HYDRON TECHNOLOGIES, INC.

                             BRIDGE LOAN TERM SHEET

Description of Securities:          The bridge loan (the "Loan") is an unsecured
                                    debt obligation of Hydron Technologies, Inc.
                                    (the "Company") convertible ("Conversion") into shares of common stock of the Company
                                    (the "Common Stock") on the terms described under "Conversion of Loan," together with a right to purchase 125,0000 shares of Common
                                    Stock (a "Warrant") for each $100,000
                                    principal amount of the Loan.

Terms of the Loan:

     Interest:                      No interest will be payable prior to
     --------                       maturity of the Loan.

     Maturity Date:                 The Loan will mature on the earlier of (x)
     -------------                  the closing of an equity financing having
                                    gross proceeds of not less than $500,000
                                    (the "Equity Financing") or (y) six (6)
                                    months after funding; provided, however, that the Loan will automatically convert into a demand obligation of the Company if not paid or converted into shares of Common
                                    Stock on the Maturity Date. The Company may prepay the Loan at anytime prior to the Maturity Date without penalty.

     Conditional Extension:         Holders of the Loan will agree not to
     ---------------------          require repayment of the Loan, provided that
                                    the Chief Financial Officer of the Company has certified in writing that payment of the Loan would have a material adverse affect on the business or financial condition of the Company.

                                    Holders of the Loan will be entitled to
                                    require updated certifications from the
                                    Chief Financial Officer of the Company each month the Loan remains outstanding.

     Payment in Kind Interest:      During the period following the Maturity
     ------------------------       Date until payment or Conversion, the Loan
                                    shall accrue interest at the Prime Rate in effect at the maturity date payable in shares of Common Stock valued at the Average
                                    Market Price (as defined below). Shares
                                    issued in payment of interest shall be
                                    issued each month on the first business day of the month commencing with the month following the Maturity Date. The Company will only issue whole shares and will round to the nearest whole share (e.g., .50 or less, down; .51 or more, up). For purposes of this Term Sheet, the term "Average Market
                                    Price" means the closing sale price for a share of Common Stock measured over the last ten trading days of the preceding month.

     Conversion of the Loan:        The holders may convert the Loan into shares
     ----------------------         of Common Stock at any time on or after the
                                    Maturity Date at a conversion price equal to the average of the last sale price for a share of Common Stock calculated over the five (5) trading days immediately following the funding of the Loan.

     Meeting of Board if No New     The Company shall use its best efforts to
     --------------------------     secure new debt or equity financing to pay
     Financing:                     the Loan. However, if the Company is unable
     ---------                      to repay the Loan within 90 days after the
                                    Maturity Date, the Company shall call a
                                    meeting of the Board of Directors for the purpose of considering the reorganization or dissolution of the Company.

                                    If a majority of the members of the Board of Directors, excluding members holding the Loan or who are affiliated with a holder of the Loan, vote in favor of the reorganization or dissolution of the Company, the Loan shall automatically convert into shares of Common Stock at a price equal to the lower of (x) $.10 per share or (y) the public bid price for a share of Common Stock on the fifth day after the public announcement of the decision of the Board to reorganize or dissolve.

                                    If the Board, acting pursuant to a quorum, has not voted upon the reorganization or dissolution of the Company by or before 120 days after the Maturity Date, the Loan, if still outstanding, shall automatically convert into shares of Common Stock at $.10 per share.

Warrants:

     Number of Shares Subject to    Each Warrant shall be exercisable for
     ---------------------------    125,000 shares of Common Stock with one
     Warrants:                      Warrant to be issued for each $100,000 in
     --------                       principal amount of the Loan.

     Term:                          The Warrants shall be exercisable in whole
     ----                           or in part at any time for five years from
                                    the date of the funding of the Loan.

     Exercise Price:                The exercise price of the Warrants shall be
     --------------                 equal to the lower of (x) the price per
                                    share of a share of Common Stock in an
                                    Equity Financing or (y) the average of the high and low sale price for a share of Common Stock on each of the ten trading days preceding the funding of the Loan.